UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Environmental Science and Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Pending

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.        .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Pending

1.	Names of Reporting Persons Michael R. Rosa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,000,000

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 10,000,000

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 82.8%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

Common Stock, $.0001 par value
Environmental Science and Technologies, Inc. 4 Wilder Dr., #7 Plaistow, New Hampshire 03865

Item 2.	Identity and Background

(a)   Michael R. Rosa is an individual whose business address is:

c/o ENCO Industries, Inc.

4 Wilder Drive, #7

Plaistow, NH 03865

(b)   Michael R. Rosa is the Chief Executive Officer of ENCO Industries, Inc., a corporation engaged in the environmental containment business and whose business address is:

4 Wilder Drive, #7

Plaistow, NH 03865

(c)   Michael R. Rosa has not during the past 5 years been convicted in any criminal proceeding.

(d)  Michael R. Rosa has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person used $40,000 of his personal funds to acquire 10,000,000 shares of the Issuer’s common Stock from the Issuer’s sole stockholder.

Item 4.

Purpose of Transaction

The reporting person acquired control of the Issuer with the intention of causing the Issuer to acquire intellectual property related assets, including from the reporting person, subject to obtaining necessary board approvals and negotiation and execution of definitive agreements.  In connection with the consummation of any such transaction, additional shares of the Issuer’s common stock would be issued to the sellers of the assets, including the reporting person.

In accordance with the Share Purchase Agreement, pursuant to which control of the Issuer was acquired on December 10, 2012, the then sole director and executive officer of the Issuer resigned, and the reporting person was appointed as the sole director and executive officer of the Issuer. The reporting person anticipates initially enlarging the board to at least three persons and appointing new directors to fill the resulting vacancies.

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Item 5.	Interest in Securities of the Issuer

Michael R. Rosa Amount: 10,000,000 Percentage: 82.8%

Sole Voting Power: 10,000,000

Shared Voting Power: 0

Sole Dispositive Power: 10,000,000

Shared Dispositive Power: 0

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement dated as of December 10, 2012, by and between Michael R. Rosa and Richard Chiang

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2013
Date

/S/Michael R. Rosa
Michael R. Rosa

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Exhibit 1

SHARE PURCHASE AGREEMENT

This Agreement made as of the 30th **Day of November, 2012** ("Agreement"), by and between **RICHARD CHIANG**, with an address at 235 Berry Street, Suite 415, San Francisco, CA 94158 ("Seller"), and **MICHAEL ROSA** and/or his assigns, with an address at 4 Wilder Drive #7, Plaistow, NH 03865 ("Purchaser").

WITNESSETH:

WHEREAS, Seller is the record owner and holder of 10,000,000 Common Shares, par value $.0001 par value (the "Shares"), of **APEX 5, INC.**, a Delaware corporation ("Corporation"), which represents all of the shares of common stock issued and outstanding as of the date of this Agreement, as more fully described in the attached Exhibit A (Information Sheet)

WHEREAS, Purchaser desires to purchase the Shares from Seller, which and Seller desires to sell such Shares upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Shares, it is hereby agreed, as follows:

1. PURCHASE AND SALE OF SHARES. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and the Seller agrees to sell to Purchaser at the Closing, all of Seller's Shares for a total price of forty thousand US dollars (USD$40,000.00) (the "Purchase Price"). Purchaser will wire transfer to the Seller, the sum of four thousand US dollars (USD$4,000.00) as an initial deposit to Seller for a non trading public shell company. Except as otherwise provided herein, this sum is non-refundable and at the Closing, as defined below, Purchaser will pay the balance of the Purchase Price, thirty six thousand US dollars ($36,000.00) to Seller by wire transfer within 7 days of initial deposit.

2. CLOSING. The purchase and sale of the Shares shall take place on or before December 10th, 2012; at such time and place as the Purchaser and Seller mutually agree upon orally or in writing (which time and place are designated as the "Closing"). At Closing, Purchaser shall deliver to Seller, in cash, by wire transfer to an account to be designated by Seller, the balance of the Purchase Price in the amount of thirty six thousand US dollars ($36,000.00) and Seller will immediately deliver the following to Purchaser: (A) the certificates representing the Shares transferred hereunder, duly endorsed for transfer to the Purchaser or accompanied by appropriate stock powers, (B) the original of the Certificate of Incorporation and bylaws, (C) all corporate books and records (including all accounting records and SEC filings to date); and (D) written resignations of incumbent directors and officers of the Corporation.

3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller, hereby represents and warrants to Purchaser that:(i) Corporation is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on the business as it is now being conducted. Corporation and/or Seller do not require any consent and/or authorization, declaration or filing with any government or regulatory authority to undertake any actions herein;

(ii) Corporation has filed with the United States Securities and Exchange Commission („SEC") a registration statement on Form 10-12G.

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The Corporation has timely filed all reports and other documents (including material contracts and other exhibits) with the SEC required to be filed by the Corporation since the effective date of the Corporation's formation (as such reports and other documents may have been amended or superseded through the date hereof. the "Corporation SEC Reports"). As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, as of the date such filing), the Corporation SEC Reports (a) compiled in all material respects with, to the extent in effect at the time of filing (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the applicable requirements of the Securities Exchange Act of 1934 and (b) did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) of the Corporation included in the Corporation SEC Reports complied at the time file (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing) as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing (or, if amended or superseded by a filing prior to the date hereof, as the date of such filing), was prepared in accordance with generally accepted accounting principles in the United States ("GAAP") (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Corporation and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of their operating, shareholders' equity and cash flows for the respective periods then ended.

(iii) The authorized capital stock of the Corporation is shown on Exhibit A hereto. All of the outstanding shares of the Corporation's capital stock are duly authorized. validly issued. fully paid, non-assessable and free of preemptive rights.

(iv) Corporation is newly formed with no financial information available other than the financial information included in its SEC filings;

(v) There are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation. Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis whatsoever:

(vi) The Corporation has no subsidiaries or any direct or indirect ownership interest in any other corporation, partnership, association, firm or business in any manner; (vii) The Corporation and/or Seller does not have in effect nor has any present intention to put into effect any employment agreements, deferred compensation, pension retirement agreements or arrangements, options arrangements, bonus, stock purchase agreements, incentive or profit–sharing plans;

(viii) No person or firm has, or will have, any right, interest or claim against the Corporation for any commission, fee or other compensation in connection with the sale of the Shares herein as a finder or broker or in any similar capacity;

(ix) The business and operation of the Corporation has and will be conducted in accordance with all applicable laws, rules, regulations, judgments. Neither the execution, delivery or performance of this Agreement (A) violates the Corporation's by-laws, Certificate of Incorporation, Shareholder Agreements or any existing resolutions; and, (B) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act ("The Securities Exchange Act of 1934") or other applicable state securities laws;

(x) Corporation has not conducted any business and/or entered into any agreements with third-parties:

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(xi) This Agreement has been duly executed and delivered by Seller constitutes a valid and binding instrument, enforceable in accordance with its terms. This Agreement and the transactions contemplated herein does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or Seller a party or by which they are bound;

(xii) Seller is the legal and beneficial owner of the Shares and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances;

(xiii) Seller warrants that the Corporation has no liabilities and little or no assets, and shall defend and hold Purchaser and the Corporation harmless against any action by any third party against either of them arising out of, or as a consequence of, any act or omission of Seller or the Corporation prior to, or during the closing contemplated by this contract of sale;

(xiv) Seller will cause all current officers and directors of the Corporation to resign at the Closing; and.

(xv) The information contained on Exhibit A is true and correct.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller that:

(i) Purchaser has the power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding agreement, enforceable in accordance with its terms;

(ii) The execution, delivery and performance of this Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Purchaser is a party or by which Purchaser is bound;

(iii) Purchase is purchasing the Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.

(iv) The Purchaser is an "accredited investor" as defined under Rule 501 under the Securities Act.

(v) Purchaser hereby acknowledges that the Shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

5. NOTICES. Notice shall be given by certified mail, return receipt requested, the date of notice being deemed the date of postmarking. Notice, unless either party has notified the other of an alternative address as provided hereunder, shall be sent to the address as set forth herein:

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Seller: RICHARD CHIANG
APEX 5, Inc. President & Director
235 Berry Street, Suite 415
San Francisco, CA 94158
(415) 713-6957
Email: rchiang8@gmail.com

Purchaser: MICHAEL ROSA
President, ENCO Industries, Inc.
4 Wilder Drive #7, Plaistow, NH 03865
Email: mrosa@encoind.com

6. GOVERNING LAW. This Agreement shall be interpreted and governed in accordance with the laws of the State of Delaware. The parties herein waive trial by jury. In the event that litigation results or arise out of this Agreement or the performance thereof, the parties agree that the prevailing party is entitled to reimbursement for the non-prevailing party of reasonable attorney's fee, costs, expenses, in addition to any other relief to which the prevailing party may be entitled.

7. CONDITIONS TO CLOSING. The Closing is conditioned upon the fulfillment by the Seller of the satisfaction of the representations and warranties made herein being true and correct in all material respects as of the date of Closing. The Seller shall forthwith refund Purchaser's initial deposit if Seller is unable to fulfill the conditions of this Section.

8. SEVERABILITY. In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

9. ENTIRE AGREEMENT. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof.

10. GENDER AND NUMBER; SECTION HEADINGS. Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

11. AMENDMENTS. No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

12. ASSIGNMENT. Seller shall not assign this Agreement without the express written consent of the Purchaser. Any agreed assignment by the Seller shall be effectuated by all the necessary corporate authorizations and governmental and/or regulatory filings. Purchaser may assign this Agreement to his designee without Seller's consent.

13. CLOSING DOCUMENTS. Seller and Purchaser agree, at any time, to execute, and acknowledge where appropriate, and to deliver any and all documents/instruments, and take such further action, which may necessary to carry out the terms, conditions, purpose and intentions of this Agreement. This paragraph shall survive the Closing.

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14. EXCLUSIVE AGREEMENT; AMENDMENT. This Agreement supersedes all prior agreements or understandings among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

15. FACSIMILE SIGNATURES. Execution of this Agreement and delivery of signed copies thereof by facsimile signatures from the parties hereto or their agents is acceptable to the parties who waive any objections or defenses based upon lack of an original signature.

16. PUBLICITY. Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.

/s/ Michael Rosa____________________
(PURCHASER)

/s/ Richard Chiang____________________
RICHARD CHIANG
(SELLER)